Broadwater Park Denham Buckinghamshire UB9 5HR United Kingdom
July 21, 2022
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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark Rakip and Kristina Marrone

Re:	InterContinental Hotels Group PLC Form 20-F for Fiscal Year Ended December 31, 2021 Filed March 3, 2022 File No. 001-10409

Dear Mr Rakip,

Thank you for your letter dated July 11, 2022 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”) of InterContinental Hotels Group PLC (“IHG”).

To facilitate your consideration of IHG’s response, we have included below the comment and have provided IHG’s response immediately following.

Form 20-F for fiscal year ended December 31, 2021

Group Cash Flow Summary, page 58, and adjusted EBITDA reconciliation, page 223

1. We note the non-IFRS financial measures of Adjusted EBITDA and Adjusted Free Cash Flow as part of your group cash flow summary appear to be intended as liquidity measures, yet appear to comingle performance and liquidity measures given the reconciliation commences with Operating profit from reportable segments. If your intention is to present liquidity-based measures, please reconcile such measures from the most directly comparable measure of Cash flow from operations calculated in accordance with IFRS as issued by the IASB.

3. We note your Adjusted EBITDA reconciliation begins with Operating profit/(loss). Please revise to reconcile this non-IFRS financial measure to the most directly comparable measure calculated in accordance with IFRS as issued by the IASB, which would be Profit/(loss) for the year from continuing operations. Refer to Question 103.02 of the Division's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response:

Although Adjusted EBITDA can be used to compare the performance of different companies, this measure is primarily used by IHG in the context of liquidity and leverage. The Group’s primary measure for monitoring capital management is net debt divided by Adjusted EBITDA, with management seeking to maintain a ratio of 2.5-3.0x (as disclosed on pages 12, 54, 76 and 192 of the 2021 Form 20-F).

As set out in our definitions of key performance measures (including non-GAAPs) on page 76 of the 2021 Form 20-F, Adjusted EBITDA is also used by the Group’s lending banks and credit rating agencies as an approximation of operational cash flow generation. The Group is furthermore subject to bank covenants which use a leverage ratio of EBITDA: net debt (note that this ratio is now virtually identical to Adjusted EBITDA, since it is no longer calculated on a frozen GAAP basis since refinancing in 2022).

Since Adjusted EBITDA is intended primarily to be used as a liquidity measure, going forward we will amend the reconciliation of Adjusted EBITDA on page 223 to use ‘cash flow from operations’ as the most directly comparable GAAP measure. We will also refine the definition of Adjusted EBITDA on page 76 accordingly. The proposed amended definition and reconciliation is included in Appendix 1 to this response letter.

Noting also your comments on the comingling of performance and liquidity measures, going forward we will remove the measures ‘operating profit from reportable segments’ and ‘depreciation and amortisation’ from the summary cash flow on page 58. The revised cash flow summary, re-presented for 2021, is included in Appendix 2 to this response letter. We believe it is helpful to users and lenders to provide the linkage between Adjusted EBITDA and net debt in the cash flow summary. We will continue to present the nearest GAAP measure with greater or equal prominence and to ensure all references to Adjusted EBITDA and Adjusted free cash flow are clearly cross referenced to the appropriate non-GAAP reconciliations.

Performance, page 62

2. It appears that your presentation of Total Gross Revenue in IHG's System is akin to a billings metric for total sales generated across the IHG Group portfolio, given that you disclose it is not revenue wholly attributable to IHG as it is mainly derived from hotels owned by third parties. Please tell us how you considered Item 10(e) of Regulation S-K, as well as the Commission's Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations within Release No. 33-10751 in regards to your Total gross revenue amount, and consider renaming your measure to a billings or similarly titled amount so as not to be confused with revenue you record. Further, we note that elsewhere in the filing you refer to "a reconciliation of total gross revenue to owned, leased and managed revenue as recorded in the Group Financial Statements [that] can be found on page 60." The table on page 60 is not a reconciliation, but rather a disaggregation of the components of Total gross revenue. Please advise.

Response:

Total Gross Revenue is defined on page 73, with the definition beginning “Total Gross Revenue is revenue not wholly attributable to IHG”. This statement is repeated for further emphasis in the KPI description on page 51. We do not consider Total Gross Revenue to be a non-GAAP measure in accordance with Regulation G (17 CFR 244.101), but a KPI, although accept that the referencing on page 60 which refers to non-GAAP measures could be confusing.

To reduce any possibility of confusion, going forward we will amend the references on page 60 to “Total Gross Revenue is not wholly attributable to IHG. Definitions for this KPI can be found on page [73].” We will also amend the description of the table on page 60 to a ‘disaggregation’ of Total Gross Revenue, comprising revenue attributable to IHG ($0.2bn in 2021) and revenue not recognised in IHG’s income statement ($19.2bn).

The name ‘Total Gross Revenue’ has been used for many years and we do not believe it causes any confusion. One of the primary reasons for its use is that the term “Gross revenue” is used within most of the Group’s franchise and management contracts as the basis for the calculation of IHG fees and is therefore well understood by owners and other stakeholders. On this basis, we believe that renaming this metric and deviating from contractual definitions would increase the possibility of confusion. We propose to enhance our definition of Total Gross Revenue to clarify that this definition provides consistency with the Group’s management and franchise contracts as set out in Appendix 3 to this response letter.

I hope that you find our response helpful in addressing your comments.

Yours sincerely,

/s/ Paul Edgecliffe-Johnson

Paul Edgecliffe-Johnson

Chief Financial Officer & Group Head of Strategy

CC:	Giles Hannam, Pricewaterhouse Coopers LLP
Sarah Kokot, Ernst & Young LLP

Appendix 1 – proposed Adjusted EBITDA definition and reconciliation

One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of maintaining this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs (key money).

Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation and is also relevant to the Group’s banking covenants, which use Covenant EBITDA in calculating the leverage ratio. Details of covenant levels and performance against these is provided in note 24 to the Group Financial Statements.

Non-GAAP reconciliation of Adjusted EBITDA (page 223)
	12 months	12 months
	2021	2020
	$m	$m
Cash flow from operations 1	848	308
Adjusted for: Cash flows relating to exceptional items	12	87
Other non-cash adjustments to operating profit/loss	(71)	(100)
System Fund result	11	102
System Fund depreciation and amortisation	(94)	(62)
Other non-cash adjustments to System Fund result	(6)	(97)
Working capital and other adjustments	(110)	27
Capital expenditure: contract acquisition costs (key money)	42	64
Adjusted EBITDA	632	329

1 See page 148 Group statement of cash flows

Appendix 2 – proposed revisions to cash flow summary

Group cash flow summary (page 58)
	12 months	12 months
	2021	2020
GAAP cash flow summary	$m	$m
Net cash from operating activities	636	137
Net cash from investing activities	(12)	(61)
Net cash from financing activities	(860)	1,354
Net movement in cash and cash equivalents	(236)	1,430

	12 months	12 months
	2021	2020
	$m	$m
Adjusted EBITDA[1]	632	329
Working capital and other adjustments	110	(27)
Other non-cash adjustments to operating profit/loss	71	100
System Fund result	(11)	(102)
Non-cash adjustments to System Fund result	100	159
Capital expenditure: contract acquisition costs (key money)	(42)	(64)
Cash flows relating to exceptional items	(12)	(87)
Cash flow from operations	848	308
Net interest paid	(126)	(130)
Tax paid	(86)	(41)
Net cash from operating activities	636	137
Capital expenditure: maintenance	(33)	(43)
Principal element of lease payments	(32)	(65)
Purchase of shares	0	0
Adjusted free cash flow[1]	571	29

Capital expenditure: Gross recyclable investments	(5)	(6)
Capital expenditure: Gross System Fund investments	(19)	(35)
Deferred consideration paid	(13)	0
Disposals and repayments, including other financial assets	58	18
Distributions from associates and joint ventures	0	5
Dividends and shareholder returns	0	3
Other items / proceeds from currency swaps	0	0
Net cash flow before other net debt movements	592	14

Add back principal element of lease repayments within free cash flow	32	65
Exchange and other non-cash movements	24	57
Decrease in net debt	648	136

Net debt at beginning of the year	(2,529)	(2,665)
Net debt at end of the year[1]	(1,881)	(2,529)

1 Definitions for Non-GAAP measures can be found on pages 73 to 77. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 218 to 223.

Appendix 3 – proposed definition of Total Gross Revenue

Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG’s brands and the combined impact of IHG’s growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream. IHG’s business model is described on pages 10 to 13. Total gross revenue comprises:

• total rooms revenue from franchised hotels;

• total hotel revenue from managed hotels including food and beverage, meetings and other revenues and reflects the value IHG drives to managed hotel owners by optimising the performance of their hotels; and

• total hotel revenue from owned, leased and managed lease hotels.

Other than total hotel revenue from owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as managed and franchised hotels are owned by third parties.

Total Gross Revenue is used to describe this measure as it aligns with terms used in the Group’s management and franchise agreements and therefore is well understood by owners and other stakeholders.